Exhibit 99.1

Telesat Reports Results for the Quarter

Ended March 31, 2018

OTTAWA, CANADA, May 3, 2018 - Telesat Canada (“Telesat”) today announced its financial results for the three-month period ended March 31, 2018. All amounts are in Canadian dollars and reported under International Financial Reporting Standards (“IFRS”) unless otherwise noted.

For the quarter ended March 31, 2018, Telesat reported consolidated revenues of $232 million, compared to $235 million in the same period in 2017. During the quarter, the U.S. dollar was approximately 5% weaker against the Canadian dollar than it was during the first quarter of 2016 and, as a result, there was an unfavorable impact on the conversion of U.S. dollar denominated revenues. Excluding the impact of foreign exchange rate changes, revenue increased by 2% ($4 million) compared to the same period in 2017.

Operating expenses of $38 million for the quarter were 31% ($17 million) lower than the same period in 2017, or 29% ($16 million) lower excluding the impact of changes in foreign exchange rates. The decrease in operating expenses was primarily due to a decrease in compensation and employee benefits expense arising from a special payment of $12 million made during the first quarter of 2017 to stock option holders in connection with a return of capital to Telesat’s shareholders. Adjusted EBITDA1 for the quarter was $195 million, an increase of 1% ($3 million) compared to the same period in 2017 and an increase of 4% ($8 million) when adjusted for foreign exchange rate changes. The Adjusted EBITDA margin1 for the first quarter of 2018 was 83.9%, compared to 81.9% in the same period in 2017.

On January 1, 2018, Telesat adopted IFRS 9, Financial Instruments, and IFRS 15, Revenue from Contracts with Customers. For the three-month period ended March 31, 2018, the adoption of IFRS 15 had a net positive impact of approximately $4 million on revenues, a reduction of approximately $5 million on operating expenses and a positive impact of approximately $9 million on Adjusted EBITDA1. The adoption of IFRS 9 had no impact on revenues, operating expenses and Adjusted EBITDA1.

Telesat’s net loss for the quarter was $15 million compared to net income of $88 million for the quarter ended March 31, 2017. The $103 million difference was the result of a higher non-cash loss on foreign exchange arising principally from the translation of Telesat’s U.S. dollar denominated debt into Canadian dollars in the first quarter of 2018.

“I am pleased with our performance for the first quarter,” commented Dan Goldberg, Telesat’s President and CEO. “Our results underscore the stability of our business, underpinned by our substantial contractual backlog, as well as our strong operating discipline. Beyond the financial results, we continue to make progress on our planned Telstar 18 VANTAGE and Telstar 19 VANTAGE satellites, which we anticipate will launch mid this year. In addition, we successfully launched and deployed our first Low Earth Orbit (LEO) satellite to support the development of our planned state-of-the-art, high capacity LEO constellation that will deliver transformative, low latency, fiber-like broadband to commercial and government users worldwide. Looking ahead, we remain focused on increasing the utilization of our in-orbit satellites and executing on our key growth initiatives.”

Business Highlights

o	At March 31, 2018:

o	Telesat had contracted backlog for future services of approximately $4.0 billion.

o	Fleet utilization was 93% for Telesat’s North American fleet and 70% for Telesat’s international fleet.

o	In January 2018, Telesat announced the successful launch of its first LEO satellite, an important milestone in the company’s plans to deploy a global LEO constellation. Telesat’s LEO constellation is expected to deliver high-performing, cost-effective, fiber-like broadband anywhere in the world for business, government and individual users. Telesat subsequently announced that OmniAccess and Optus Satellite would begin testing and trials on Phase 1 LEO.

o	In February 2018, Telesat welcomed the Government of Canada’s commitment in Budget 2018 to support investment in new LEO satellite constellations for rural broadband communications. Budget 2018 proposes funding of $100 million over five years for the Strategic Innovation Fund, with a particular focus on supporting projects that relate to LEO satellites and next generation rural broadband.

o	In March 2018, Telesat welcomed the Government of Ontario’s Budget 2018 commitment to support an investment of up to $20 million towards Telesat’s LEO satellite constellation.

o	In April 2018, Telesat entered into amended Senior Secured Credit Facilities which reduced the applicable margin from 3.0% to 2.5% on the outstanding borrowings of US $2,344 million.

Telesat’s report on Form 6-K for the quarter ended March 31, 2018, has been filed with the United States Securities and Exchange Commission (“SEC”) and may be accessed on the SEC’s website at www.sec.gov.

Conference Call

Telesat has scheduled a conference call on Thursday, May 3, 2018, at 10:30 a.m. ET to discuss its financial results for the three-month period ended March 31, 2018 and other recent developments. The call will be hosted by Daniel S. Goldberg, President and Chief Executive Officer, and Michel Cayouette, Chief Financial Officer, of Telesat.

Dial-in Instructions:

The toll-free dial-in number for the teleconference is +1 (800) 273-9672. Callers outside of North America should dial +1 (416) 340-2216. The conference reference number is 4285538. Please allow at least 15 minutes prior to the scheduled start time to connect to the teleconference.

Dial-in Audio Replay:

A replay of the teleconference will be available one hour after the end of the call on May 3, 2018, until 11:59 p.m. ET on May 17, 2018. To access the replay, please call +1 (800) 408-3053. Callers outside of North America should dial +1 (905) 694-9451. The access code is 2629668 followed by the number sign (#).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “looking ahead”, “anticipate”, “planned”, and “will”, or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Canada’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 which can be obtained on the SEC website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, the ability to successfully deploy an advanced global LEO satellite constellation, the availability of government funding for the LEO satellite constellation, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, the company’s state-of-the-art fleet consists of 15 GEO satellites, the Canadian payload on ViaSat-1 and one Phase 1 LEO satellite which is the start of Telesat's planned global LEO satellite constellation that will offer low latency, high throughput broadband services. An additional two GEO satellites are under construction with launches planned for mid-2018. Telesat is also a leading technical consultant providing high value expertise and support to satellite operators, insurers and other industry participants on a global basis. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

For further information:

Michael Bolitho, Telesat, +1 (613) 748-8700 ext. 2336; ir@telesat.com

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of (Loss) Income

For the three months ended March 31

(in thousands of Canadian dollars)	2018	2017

Revenue	$232,354	$234,669
Operating expenses	(38,152)	(55,198)
	194,202	179,471
Depreciation	(54,029)	(56,122)
Amortization	(6,396)	(6,587)
Other operating gains (losses), net	3	(24)
Operating income	133,780	116,738
Interest expense	(58,629)	(49,750)
Interest income and other expenses	(527)	192
Gain on changes in fair value of financial instruments	13,164	12,522
(Loss) gain on foreign exchange	(77,444)	23,487
Income before tax	10,344	103,189
Tax expense	(25,619)	(15,206)
Net (loss) income	$(15,275)	$87,983

Telesat Canada

Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	March 31, 2018	December 31, 2017

Assets
Cash and cash equivalents	$516,812	$479,045
Trade and other receivables	64,939	64,986
Other current financial assets	13,672	2,437
Prepaid expenses and other current assets	12,168	8,503
Total current assets	607,591	554,971
Satellites, property and other equipment	1,771,327	1,791,847
Deferred tax assets	6,799	4,617
Other long-term financial assets	85,900	83,531
Other long-term assets	3,165	3,056
Intangible assets	809,996	812,995
Goodwill	2,446,603	2,446,603
Total assets	$5,731,381	$5,697,620

Liabilities
Trade and other payables	$32,816	$37,919
Other current financial liabilities	42,754	26,355
Other current liabilities	107,591	77,324
Current indebtedness	9,208	14,486
Total current liabilities	192,369	156,084
Long-term indebtedness	3,524,575	3,528,891
Deferred tax liabilities	427,469	445,114
Other long-term financial liabilities	55,768	58,831
Other long-term liabilities	427,922	365,879
Total liabilities	4,628,103	4,554,799

Shareholders' Equity
Share capital	152,682	152,682
Accumulated earnings	911,419	968,408
Reserves	39,177	21,731
Total shareholders' equity	1,103,278	1,142,821
Total liabilities and shareholders' equity	$5,731,381	$5,697,620

Telesat Canada

Unaudited Interim Condensed Consolidated Statements of Cash Flows

For the three months ended March 31

(in thousands of Canadian dollars)	2018	2017

Cash flows from operating activities
Net (loss) income	$(15,275)	$87,983
Adjustments to reconcile net (loss) income to cash flows from operating activities
Depreciation	54,029	56,122
Amortization	6,396	6,587
Tax expense	25,619	15,206
Interest expense	58,629	49,750
Interest income	(2,377)	(1,055)
Loss (gain) on foreign exchange	77,444	(23,487)
Gain on changes in fair value of financial instruments	(13,164)	(12,522)
Share-based compensation	382	899
(Gain) loss on disposal of assets	(3)	24
Other	(16,668)	(12,495)
Income taxes paid, net of income taxes received	(27,584)	(12,226)
Interest paid, net of capitalized interest and interest received	(30,499)	(47,824)
Operating assets and liabilities	9,264	23,434
Net cash from operating activities	126,193	130,396

Cash flows used in investing activities
Satellite programs, including capitalized interest	(21,971)	(36,530)
Purchase of property and other equipment	(2,346)	(3,746)
Purchase of intangible assets	(4,144)	(7,205)
Net cash used in investing activities	(28,461)	(47,481)

Cash flows used in financing activities
Repayment of indebtedness	(71,930)	(8,060)
Payment of debt issue costs	—	(42,867)
Return of capital to shareholders	—	(506,135)
Capital lease payments	(7)	(7)
Satellite performance incentive payments	(2,142)	(2,362)
Proceeds from exercise of stock options	—	77
Settlement of derivatives	—	211
Net cash used in financing activities	(74,079)	(559,143)

Effect of changes in exchange rates on cash and cash equivalents	14,114	(15,208)

Increase (decrease) in cash and cash equivalents	37,767	(491,436)
Cash and cash equivalents, beginning of period	479,045	782,406
Cash and cash equivalents, end of period	$516,812	$290,970

Telesat’s Adjusted EBITDA margin(1):

	Three months ended March 31,
(in thousands of Canadian dollars) (unaudited)	2018	2017

Net (loss) income	$(15,275)	$87,983
Tax expense	25,619	15,206
Gain on changes in fair value of financial instruments	(13,164)	(12,522)
Loss (gain) on foreign exchange	77,444	(23,487)
Interest income and other expenses	527	(192)
Interest expense	58,629	49,750
Depreciation	54,029	56,122
Amortization	6,396	6,587
Other operating (gains) losses, net	(3)	24
Non-recurring compensation expenses(3)	319	11,865
Non-cash expense related to share-based compensation	382	899
Adjusted EBITDA	$194,903	$192,235

Revenue	$232,354	$234,669

Adjusted EBITDA Margin	83.9%	81.9%

End Notes

1        The common definition of EBITDA is “Earnings Before Interest, Taxes, Depreciation and Amortization.” In evaluating financial performance, Telesat uses revenue and deducts certain operating expenses (including share-based compensation expense and unusual and non-recurring items, including restructuring related expenses) to obtain operating income before interest expense, taxes, depreciation and amortization (“Adjusted EBITDA”) and the Adjusted EBITDA margin (defined as the ratio of Adjusted EBITDA to revenue) as measures of Telesat’s operating performance.

Adjusted EBITDA allows Telesat and investors to compare Telesat’s operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists Telesat and investors to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. Telesat believes the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

Telesat believes the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS financial measures enhances the understanding of Telesat’s operating results and is useful to Telesat and investors in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA should be used in conjunction with IFRS financial measures and is not presented as a substitute for cash flows from operations as a measure of Telesat’s liquidity or as a substitute for net income as an indicator of Telesat’s operating performance.

2        Contracted revenue backlog (‘‘backlog’’) represents Telesat’s expected future revenue from existing service contracts (without discounting for present value) including any deferred revenue that Telesat will recognize in the future in respect of cash already received. The calculation of the backlog reflects the revenue recognition policies adopted under IFRS 15. The majority of Telesat’s contracted revenue backlog is generated from contractual agreements for satellite capacity. Backlog is not a presentation made in accordance with IFRS. The presentation of backlog is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of backlog. Telesat believes the disclosure of the recognition of backlog provides information that is useful to an investor’s understanding of its expected known revenue recognition.

3        Includes severance payments and special compensation and benefits for executives and employees.